(d)(1)(iii)

May 1, 2017

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:	Management Fee Waiver

Ladies and Gentlemen:

By execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC (“VIL”), the adviser to Voya Russell™ Large Cap Growth Index Portfolio and Voya Russell™ Large Cap Value Index Portfolio (together, the “Portfolios”), agrees that, from May 1, 2017 through May 1, 2018, VIL shall waive all or a portion of its management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios, excluding acquired fund fees and expenses, of the Portfolios shall be as follows:

Name of Fund	Maximum Operating Expense Ratios (as a percentage of average net assets)
	Adviser Class	Class I	Class S

Voya Russell™ Large Cap Growth Index Portfolio	0.93%	0.43%	0.68%

Voya Russell™ Large Cap Value Index Portfolio	0.93%	0.43%	0.68%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2017 through May 1, 2018. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

INVESTMENT MANAGEMENT voyainvestments.com

May 1, 2017

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Variable Portfolios, Inc.

(on behalf of the Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

INVESTMENT MANAGEMENT voyainvestments.com